UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

C O R R E C T I O N

The announcement of 30 September 2005 contained two incorrect numbers: the Billiton ESOP Trustee Limited was quoted as having transferred 30,283 shares out of its holding of BHP Billiton Plc shares of US $0.50 each, leaving a balance of 336,114 shares in the Trust's name. The correct numbers in each case are 22,187 and 344,210 respectively. A replacement announcement is set out below.

Issued by: BHP Billiton Plc

To: London Stock Exchange
Johannesburg Stock Exchange
New York Stock Exchange

Date: 3 October 2005

For Release: Immediately

Contact: Jamin Lawton - +44 (0) 20 7802 4108

Notification of interests of directors

BHP Billiton Plc announces the following transactions made by Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, in Ordinary shares of US$0.50 in BHP Billiton Plc.

Date of                      Type of                 Number of            Price per              Date
Transaction               Transaction         Shares                  Share                   Notified

28 September 2005         Sale                   12,315               ZAR102.50        29 September 2005
28 September 2005         Sale                   14,010                  PDS9.03        29 September 2005
28 September 2005         Transfer             22,187                         N/A        29 September 2005

These transactions were made on behalf of beneficiaries of the Company's Group Incentive Scheme (not any director or other person discharging managerial responsibilities subject to the Company's Securities Dealing Code).

Following the above transactions, the following individuals (being executive directors and other persons discharging managerial responsibilities under the Company's Securities Dealing Code) have an interest in the balance held by the Trust of 344,210 shares as potential beneficiaries of the Trust: Messrs M Kloppers and M Salamon.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 3 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary